November 22, 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Proxy Statement on Schedule 14A
Filed December 15, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-11071

UGI Utilities
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-01398

AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-13692
Dear Mr. Owings:
This supplements our response dated November 16, 2010 to your letter dated November 1, 2010 (the “Comment Letter”) to UGI Corporation (“UGI”), UGI Utilities, Inc. (“UGI Utilities”) and AmeriGas Partners, L.P. (“AmeriGas”, referred to jointly with UGI and UGI Utilities as the “Corporations”, and each of UGI, UGI Utilities and AmeriGas is referred to as the “Corporation” unless the context requires otherwise) regarding the Corporations’ Annual Reports on Form 10-K for the fiscal year ended September 30, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2009, March 31, 2010, and June 30, 2010, and UGI’s Proxy Statement on Schedule 14A filed on December 15, 2009.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 22, 2010

As discussed by our outside counsel, Linda Griggs, with Robert Errett on November 17, 2010, there follows additional information responsive to Comment No. 4 of the Comment Letter.
As we said in our November 16, 2010 letter, disclosure of the numerical contribution margin growth target would necessitate disclosure about our assumptions for the relative profitability of AmeriGas’ customers by class and geographic location. This financial information, which we have not disclosed publicly, or to any person outside of AmeriGas and UGI, constitutes confidential financial information, the disclosure of which would cause competitive harm as discussed in applicable case law. In National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“National Parks v. Morton”), the court held that financial or commercial information should be afforded confidential treatment if disclosure of the information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. at 770. In National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks v. Kleppe”), the court held that the persons who desire to keep information confidential must show that they actually face competition and that substantial competitive injury would likely result from disclosure, but that “no actual adverse effect on competition need be shown.” Id. at 683. In 1992, the United States Court of Appeals in the District of Columbia reaffirmed the test articulated in National Parks v. Morton in Critical Mass Energy Project v. NRC, 975 F.2d 871 (D.C. Cir. 1992).
We believe that our assumptions for the relative profitability of AmeriGas’ customers by class and geographic location, which we believe we would have to disclose in order for unitholders and potential investors to understand the meaning of the numerical contribution margin growth target, meet the standards in National Parks v. Morton and National Parks v. Kleppe. Disclosure of the assumptions for the relative profitability of AmeriGas’ customers by class and geographic location would cause substantial harm to the competitive position of AmeriGas, which faces substantial competition in its industry, the propane industry, because it would give our competitors an insight into our growth and pricing strategies. This insight could result in a pricing war in the industry that would harm us.
In light of the significant competitive harm that we would suffer if this information were disclosed publicly, we believe that, based on National Parks v. Morton, we do not have to disclose this confidential financial information.
*  *  *  *  *

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 22, 2010

The Corporations acknowledge that:
•	they are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, extension 13622, or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,

UGI Corporation

By:	s/ Robert H. Knauss

Robert H. Knauss
Vice President and General Counsel

UGI Utilities, Inc.

By:	s/ Robert H. Knauss

Robert H. Knauss
Vice President and General Counsel

AmeriGas Partners, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	s/ Robert H. Knauss

Robert H. Knauss
Vice President and General Counsel
cc: Linda L. Griggs